[SRZ LETTERHEAD]




                                  July 28, 2009


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-0508

      Re: Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (file number not yet assigned)

Ladies and Gentlemen:

            On behalf of Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Company"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Company's Registration Statement on Form N-2 (the "Registration Statement"). The Company is NOT registering its limited liability company interests (the "Interests") under the Securities Act of 1933, as amended.


            The Company is registering under the 1940 Act as a closed-end, non-diversified, management investment company. The Company's investment objective is capital appreciation. In pursuing its investment objective, the Company will invest substantially all of its assets in Excelsior Multi-Strategy Hedge Fund of Funds 2, Ltd. (the "Offshore Fund"). The Offshore Fund, in turn, will invest substantially all of its assets in Excelsior Directional Hedge Fund of Funds Master Fund, LLC (the "Master Fund"), a Delaware limited liability company, which is registered under the 1940 Act. The Master Fund has the same investment objective and substantially the same investment policies as those of the Company. As a fund of hedge funds, the Master Fund pursues this objective principally through a multi-manager, multi-strategy program of investment in a diverse group of private investment funds, managed by a select group of alternative asset managers (the "Investment Managers"), that primarily invest or trade in a wide range of equity and debt securities, with the objective of significantly lowering the risk (volatility) from that which would be associated with investing with any single Investment Manager.


            Interests will be offered only to prospective investors who are both "accredited investors" as defined in Regulation D under the Securities Act of 1933, as amended and "qualified clients" as defined in Rule 205-3(d)(1) under the Investment Advisers Act of 1940, as amended. Additionally, Interests are being sold only to persons who are also a "Permitted U.S. Person," which is a U.S. person within the meaning of the U.S. Internal Revenue Code of 1986, as amended, that is exempt from payment of U.S. Federal income taxes (a "Tax-Exempt U.S. Person"), or an entity, substantially all of the ownership interests in which are held by Tax-Exempt U.S. Persons.

Securities and Exchange Commission
July 28, 2009
Page 2


            In addition, on behalf of the Company, we hereby request a limited review of the Registration Statement. A limited review is warranted because the disclosure contained in the Registration Statement is substantially the same as the disclosure contained in the registration statement of Excelsior Directional Hedge Fund of Funds, (TE), LLC (File No. 811-22035), (the "TE Fund"), which, like the Company, has a policy of pursuing its investment objective by investing substantially all of its assets in an offshore fund which in turn invests substantially all of its assets in the Master Fund. Unlike the TE Fund, the Company will pay a fee for investor and account-related services provided to investors of the Company.


            Please call me at (212) 756-2192 with any comments on the Registration Statement or if you have any questions regarding this filing.


            Thank you for your assistance regarding this matter.


                                    Very truly yours,


                                    /s/ Karen L. Spiegel
                                    ------------------------------------
                                         Karen L. Spiegel







   cc:   Marina Belaya